Exhibit 10.5

	3M General Office	3M Center St. Paul, MN 55144-1000 651 733 1110
3

August 29, 2010

James Jasinski

Executive Vice President,

  Federal and State Systems

Cogent, Inc.

Reston, VA

Re:   Retention Incentive

Dear Jim:

3M Company (“3M”) would like to have you continue your employment for at least a transition period following 3M’s acquisition of Cogent, Inc. (“Cogent”). The purpose of this retention incentive letter (this “Agreement”) is to express the incentive 3M is willing to offer in return for your agreement to continue your employment with Cogent for the transition period. By signing this Agreement you will be confirming that you are willing and intend to continue your employment with Cogent for such a transition period.

Other Agreements

Contemporaneous with this Agreement, 3M and Cogent are entering into an Agreement and Plan of Merger, dated as of August 29, 2010, among 3M Company, Cogent Acquisition Corporation and Cogent (the “Merger Agreement”) whereby Cogent will become a wholly-owned subsidiary of 3M. Any terms not defined in this Agreement shall have the meanings specified in the Merger Agreement.

At the Acceptance Time, you will also sign a 3M Employee Agreement in consideration of, among other things, your continued employment with Cogent, the retention incentive provided hereunder in connection with such employment, and 3M granting you access to 3M’s substantial confidential information and trade secrets, intellectual property and valuable relationships with its customers, distributors, sales agents, suppliers, employees and consultants. While the parties intend for this Agreement and the 3M Employee Agreement to be complementary, in the event of any inconsistency between the provisions of this Agreement and the 3M Employee Agreement the provisions of this Agreement shall govern. In particular, during the period beginning on the date you sign this Agreement and ending on the second anniversary thereof, the noncompetition provisions of this Agreement shall be substituted for the noncompetition provisions in the 3M Employee Agreement. However, the noncompetition provisions in the 3M Employee Agreement will go into effect on the second anniversary of the date you sign this

Agreement and apply to any termination of employment that occurs before or after such second anniversary.

Period of Employment

Cogent welcomes your continued employment for a transition period of two years (the “Extended Employment Period”) commencing on the first day of the first calendar quarter beginning after the Effective Date (the “Commencement Date”). However, neither this Agreement nor the terms of the retention incentive will create a right to continued employment with Cogent or 3M, and Cogent retains the ability to terminate its employment relationship with you at any time with or without cause.

Terms of Employment

Except as specifically provided herein, the terms of your employment during the Extended Employment Period described above (as well as during any period between the Acceptance Time and the Commencement Date) will be as described in Cogent’s policies and programs generally applicable to all similarly situated employees as in effect from time to time.

Retention Incentive

Contingent in each case upon your continued employment with Cogent through the date set forth below, 3M will pay or cause Cogent to pay you the following bonuses on the 45th day following each such date:

For continued employment through December 31, 2011 (“2011 Bonus Table”)

If Cogent’s total revenues for 2011	The amount of your 2011 bonus will be

Do not exceed $160 million	$36,000 (“2011 Minimum Bonus”)
Are more than $160 million but not more than $165 million	$54,000
Are more than $165 million but not more than $170 million	$72,000

Exceed $170 million	$90,000

For continued employment through December 31, 2012 (“2012 Bonus Table”)

If Cogent’s total revenues for 2012	The amount of your 2012 bonus will be

Do not exceed $180 million	$72,000 (“2012 Minimum Bonus”)
Are more than $180 million but not more than $185 million	$90,000
Are more than $185 million but not more than $190 million	$108,000

Exceed $190 million	$126,000

If (1) you have a “separation from service” from Cogent, within the meaning of Section 409A of the Internal Revenue Code, before the end of your Extended Employment Period due to death, Disability (as defined below) or a termination by Cogent without cause (a “Qualifying Termination”) and (2) on or before the 40th day following your Qualifying Termination (such 40 th day, the “Release Date”), you (or your representative in the event of your Disability or death) have delivered to 3M an executed release of claims in the form acceptable to Cogent and 3M (a “Release”) that has become effective, enforceable and irrevocable in accordance with its terms on or prior to such date, then 3M will pay or cause Cogent to pay to you the following amounts at the following times: (a) if your Qualifying Termination occurs on or before December 31, 2010, (i) a lump sum cash payment equal to the 2011 Minimum and the 2012 Minimum, payable on the Release Date, (ii) on the 45th day following the end of the 2011 fiscal year, a lump sum cash payment equal to the difference that results from subtracting the 2011 Minimum from the bonus that would have been paid pursuant to the 2011 Bonus Table had your employment not terminated based on Cogent’s total revenues for 2011 (for purposes of clarification, this amount will be $0 if Cogent’s revenues for 2011 do not exceed $160 million), and (iii) on the 45th day following the end of the 2012 fiscal year, a lump sum cash payment equal to the difference that results from subtracting the 2012 Minimum from the bonus that would have been paid pursuant to the 2012 Bonus Table had your employment not terminated based on Cogent’s total revenues for 2012 (for purposes of clarification, this amount will be $0 if Cogent’s total revenues for 2012 do not exceed $180 million); and (b) if such termination occurs on or after January 1, 2011 but prior to December 31, 2012, (i) a lump sum cash payment equal to the 2012 Minimum, payable on the Release Date and (ii) on the 45th day following the end of the 2012 fiscal year, a lump sum cash payment equal to the difference that results from subtracting the 2012 Minimum from the bonus that would have been paid pursuant to the 2012 Bonus Table had your employment not terminated based on Cogent’s total revenues for 2012 (for purposes of clarification, this amount will be $0 if Cogent’s total revenues for 2012 do not exceed $180 million).

If your employment with Cogent ends prior to either of these anniversaries for any reason other than your death or Disability or the termination of your employment by Cogent without cause, your right to receive any unpaid bonus amounts will be forfeited. Any amounts in excess of the minimum annual bonus that would have been payable because of the revenue performance of Cogent during the Extended Employment Period had your separation from service not occurred will be paid on the 45th day following the calendar year to which such revenue performance relates. For purposes of this Agreement, you shall be deemed to be Disabled if (A) you are unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months; or (B) you are, by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than three months under Cogent’s accident and health plan. If your employment terminates for any reason after an anniversary but prior to the payment date of the bonus that was earned prior to that anniversary, the bonus will be paid to you on the same date it would have been paid had your employment continued. Payment of these bonuses will be subject to withholding for all taxes as shall be required pursuant to any law, regulation or ruling. Payment of these bonuses will not be considered eligible pay or compensation for purposes of any benefit plan or program of Cogent, 3M or otherwise.

Intellectual Property

In consideration of, among other things, 3M’s entering into the Merger Agreement and also granting you access to 3M’s substantial confidential information and trade secrets, intellectual property and valuable relationships with its customers, distributors, sales agents, suppliers, employees and consultants, you agree to the following:

(a) Effective as of the Acceptance Time, you hereby assign to Cogent, or its designee, all of your right, title and interest in and to any and all inventions, original works of authorship, developments, concepts, improvements, designs, discoveries, ideas, trademarks, service marks, or trade secrets, whether or not patentable or registrable under patent, copyright or similar laws, together with any patents, copyrights, mask works or other intellectual property rights relating thereto throughout the world and including the right to sue and recover damages or other remedies including equitable relief for past or future infringements or misappropriations thereof, (i) which you have solely or jointly conceived or developed or reduced to practice, or caused to be jointly conceived or developed or reduced to practice, during the period of time that you were in the employ of Cogent or any Company Subsidiary, or with the use of Cogent’s or any Company Subsidiary’s equipment, supplies, facilities, or confidential or proprietary information or (ii) which you have solely or jointly conceived or developed or reduced to practice, or caused to be jointly conceived or developed or reduced to practice, and which has been incorporated into, or used in connection with, any product, process, service, technology or other work by Cogent or any Company Subsidiary ((i) and (ii), collectively, referred to as “Company IP”). You further acknowledge that all original works of authorship which were made by you (jointly or with others) within the scope of and during your period of employment with Cogent or any Company Subsidiary and which are protectable by copyright are “works made for hire” as that term is defined in the United States Copyright Act. You further agree, from and after the Acceptance Time, to assist Cogent, or its designee, in every proper way to secure and protect Cogent’s ownership of and rights in the Company IP, including the disclosure to Cogent of all pertinent information and data with respect thereto, the execution of all applications, specifications, oaths, assignments and all other actions and instruments which Cogent shall deem proper or necessary in order to apply for, record, register, obtain, maintain, defend and enforce such rights. You hereby irrevocably designate and appoint Cogent and, from and after the Acceptance Time, 3M, and their duly authorized officers and agents, as your agent and attorney in fact, to act for and on your behalf and stead to execute and file any papers, oaths and to do all other lawfully permitted acts with respect to such Company IP with the same legal force and effect as if executed by you. To the fullest extent permissible, you agree not to bring, or cause to be brought, or assist any third party in bringing any claim, suit, action or proceeding of any kind against Cogent or any Company Subsidiary, or after the Acceptance Time, against 3M or any Subsidiary of 3M, contesting the ownership, validity or enforceability of any Company IP.

(b) You agree to hold any Confidential Information (defined below) that you may have created, learned or otherwise obtained in the past or that you may create, learn or otherwise obtain in the future in the strictest confidence, and not to use or disclose any Confidential Information to any person or entity without written authorization of the Board of Directors of 3M and Cogent. For purposes of this Agreement, “Confidential Information” means any non-public information that relates to the business or operations of Cogent or any Company Subsidiary, including but not limited to technology and technical data, software, trade secrets or know-how, research and development, product or marketing plans, finances, customer lists, and other business information.

Non-Competition Agreement

(a) You represent and warrant that: (i) you are entering into this Agreement in connection with the Merger Agreement and your tender and sale of your shares of Common Stock of Cogent as contemplated thereby and hereby, (ii) you have had the opportunity to retain and consult with an attorney of your choice, (iii) you have read this non-competition provision and you understand your rights and obligations under this Agreement and understand the consequences of breaching any provision of this Agreement, (iv) you acknowledge that Cogent is engaged in a worldwide business, and (v) the restrictive covenants provided for in this Agreement do not pose any extreme hardship on you and are reasonable under the circumstances (considering your exposure to the highest level of information due to your prior position with and ownership of shares of Common Stock) and any restrictions provided in this Agreement are necessary to protect 3M’s and Cogent’s legitimate business interests and have been reasonably tailored as to time and place and are not overly broad as to the activities proscribed (considering your interests in pursuing a livelihood). In addition, you acknowledge and understand that the restrictive covenants provided for in this Agreement are specifically enforceable under California Business and Professions Code section 16601 and formed an essential part of the consideration of 3M and Cogent Acquisition Corporation to enter into the Merger Agreement.

(b) In connection with the tender and sale of all of the shares of Common Stock of Cogent held by you pursuant to the Merger Agreement, during the Restricted Period, you hereby agree:

(i) not to engage in a Competitive Business or assist any entity, whether as a principal, partner, employee or consultant, that is engaged, anywhere in the world in a Competitive Business if such assistance relates to any aspect of the Competitive Business (provided, that the foregoing shall not restrict any assistance to an operating unit of an entity where that unit is not engaged in a Competitive Business); and

(ii) not to invest as a principal, partner, shareholder, member or otherwise, in any entity that is engaged anywhere in the world in the Competitive Business (provided, that the foregoing shall not apply to investments made by venture capital funds or similar funds in which you are a passive investor; and provided further, that the foregoing shall not apply to (A) an investment in any entity which devotes and intends to devote less than ten percent (10%) of its resources to the Competitive Business or (B) any passive investment in a publicly traded company so long as your investment is not in excess of three percent (3%) of the outstanding voting shares of the publicly traded company).

(c) In the event that Cogent terminates your employment without cause and the noncompetition provisions of this Agreement do actually prevent you from accepting employment with a Competitive Business prior to the end of the Restricted Period, 3M will pay or cause Cogent to pay you your monthly base salary in effect immediately prior to the date of termination for as many months during the remainder of such Restricted Period that you remain unemployed.

(d) In connection with the tender and sale of the shares of Common Stock of Cogent held by you pursuant to the Merger Agreement, during the Restricted Period, you hereby agree not to directly or indirectly, whether for compensation or not, solicit or assist any other person or entity in soliciting any employee of, or any person who was employed in the preceding six months by, Cogent or a Company Subsidiary to perform services for any entity (other than Cogent or a Company Subsidiary), or attempt to induce any such employee to leave the employ of Cogent or a Company Subsidiary.

For purposes of this Agreement:

“Competitive Business” means, (i) the development, manufacture, marketing, lease, sale or other commercial disposition of hardware or software products or related services, (ii) the acquisition, licensing, prosecution or enforcement of patents or other intellectual property, or (iii) the funding or performance of research, development, consulting or similar services, the subject of which, for each of (i), (ii) and (iii) above, is any of the following:

(A) biometric identification systems, solutions or processes, including but not limited to fingerprint, palm print, iris, voice and facial features recognition; or

(B) algorithms for image processing and pattern recognition, such as those used in fingerprint, palm print, iris, voice and facial features recognition, including but not limited to those used in biometric identification systems, solutions or processes.

“Restricted Period” means the period commencing at the Acceptance Time and ending two years later.

(e) (i) You hereby agree that (A) each of the restrictive covenants contained in this Agreement shall be construed as a separate covenant with respect to each geographic area to which it applies, (B) if, in any judicial proceeding, a court shall deem any of the restrictive covenants invalid, illegal or unenforceable because its scope is considered excessive, such restrictive covenant shall be modified so that the scope of the restrictive covenant is reduced only to the minimum extent necessary to render the modified covenant valid, legal and enforceable, and (C) if any restrictive covenant (or portion thereof) is deemed invalid, illegal or unenforceable in any jurisdiction, as to that jurisdiction such restrictive covenant (or portion thereof) shall be ineffective to the extent of such invalidity, illegality or unenforceability, without affecting in any way the remaining restrictive covenants (or portion thereof) in such jurisdiction or rendering that or any other restrictive covenant (or portion thereof) invalid, illegal, or unenforceable in any other jurisdiction.

(ii) The parties hereto hereby declare that it is impossible to measure in money the damages that will accrue to 3M and Cogent Acquisition Corporation in the event that you breach any of the restrictive covenants provided in this non-competition agreement. In the event that you breach any such restrictive covenant, 3M and Cogent Acquisition Corporation shall be entitled to an injunction, a restraining order or such other equitable relief, restraining you from violating such restrictive covenant.

(iii) The restrictive covenants provided in this Agreement shall be in addition to any restrictions imposed on you by statute or at common law.

Miscellaneous

Successors and Assigns. This Agreement will be binding upon, inure to the benefit of and be enforceable by, as applicable, 3M, Cogent and you and their and your respective personal or legal representatives, executors, administrators, successors, assigns, heirs, distributees and legatees. This Agreement is personal in nature and you shall not, without the written consent of 3M, assign, transfer or delegate this Agreement or any rights or obligations hereunder other than by reason of your death or disability.

Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Minnesota without giving effect to such state’s laws and principles regarding the conflict of laws.

Amendment. No provision of this Agreement may be amended, modified, waived or discharged unless such amendment, waiver, modification or discharge is agreed to in writing and such writing is signed by you, Cogent and 3M.

Headings. The headings of this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

Entire Agreement. This Agreement sets forth the entire agreement of the parties hereto in respect to the subject matter hereof.

Effective Date

This letter shall take effect at the Acceptance Time. The parties agree that this Agreement shall not take effect and no party shall have any obligation under this Agreement if for any reason the Merger Agreement is terminated prior to the Acceptance Time.

[signature page follows]

Please indicate your agreement with the provisions of this Agreement by signing below.

3M COMPANY

By:	/s/ Michael P. Delkoski
Name:	Michael P. Delkoski
Title:	Vice President

COGENT, INC.

By:	/s/ Ming Hsieh
Name:	Ming Hsieh
Title:	President and Chief Executive Officer

JAMES JASINSKI

By:	/s/ James Jasinski